UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2012 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
Name:	Carlos A. Boero Hughes
Title:	Chief Financial Officer and
Chief Accounting Officer

Date: May 15, 2012

Adecoagro S.A.

Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Adecoagro S.A.

We have reviewed the accompanying condensed consolidated interim statements of financial position of Adecoagro S.A. and its subsidiaries as of March 31, 2012, and the related condensed consolidated interim statements of income and comprehensive income, of changes in shareholders’ equity and of cash flows for the three-month periods ended March 31, 2012 and 2011. This interim financial information is the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with International Accounting Standard 34, ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board.

Buenos Aires, Argentina

May 15, 2012

PRICE WATERHOUSE & CO. S.R.L.

by /s/ Marcelo de Nicola
Marcelo de Nicola Partner

Legal information

Denomination: Adecoagro S.A.

Legal address: 13-15 Avenue de la Liberté, L-1931, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register: B153.681

Capital stock: 121,262,416 common shares (of which 3,262 are treasury shares)

Majority shareholder: Quantum Partners LP

Legal address: 1300 Thames St. 5th FL, Baltimore MD 21231-3495, United States of America

Parent company activity: Investing

Capital stock: 25,384,049 common shares

Adecoagro S.A.

Condensed Consolidated Interim Statements of Financial Position

as of March 31, 2012 and December 31, 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2012	December 31, 2011
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	6	841,561	759,696
Investment property		27,405	27,883
Intangible assets	7	36,511	36,755
Biological assets	8	233,145	187,973
Investments in joint ventures		4,091	4,299
Deferred income tax assets		38,619	37,081
Trade and other receivables	9	21,168	15,746
Other assets		1,507	1,408

Total Non-Current Assets		1,204,007	1,070,841

Current Assets
Biological assets	8	59,495	51,627
Inventories	10	87,180	96,147
Trade and other receivables	9	147,848	141,181
Derivative financial instruments		4,266	10,353
Cash and cash equivalents	11	282,910	330,546

Total Current Assets		581,699	629,854

TOTAL ASSETS		1,785,706	1,700,695

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	12	181,894	180,800
Share premium	12	931,831	926,005
Cumulative translation adjustment		(84,586)	(99,202)
Equity-settled compensation		16,100	15,306
Other reserves		(531)	(526)
Treasury shares		(5)	(4)
Retained earnings		59,467	57,497

Equity attributable to equity holders of the parent		1,104,170	1,079,876

Non controlling interest		8,863	14,993

TOTAL SHAREHOLDERS EQUITY		1,113,033	1,094,869

LIABILITIES
Non-Current Liabilities
Trade and other payables	14	8,716	8,418
Borrowings	15	223,194	203,409
Deferred income tax liabilities		95,343	92,989
Payroll and social security liabilities	17	1,453	1,431
Provisions for other liabilities		3,435	3,358

Total Non-Current Liabilities		332,141	309,605

Current Liabilities
Trade and other payables	14	126,359	114,020
Current income tax liabilities		936	872
Payroll and social security liabilities	17	19,606	17,010
Borrowings	15	183,337	157,296
Derivative financial instruments		7,760	6,054
Provisions for other liabilities		2,534	969

Total Current Liabilities		340,532	296,221

TOTAL LIABILITIES		672,673	605,826

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,785,706	1,700,695

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Income

for the three-month periods ended March 31, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2012	March 31, 2011
		(unaudited)	(unaudited)
Sales of manufactured products and services rendered	19	67,278	26,341
Cost of manufactured products sold and services rendered	20	(53,802)	(21,944)

Gross Profit from Manufacturing Activities		13,476	4,397

Sales of agricultural produce and biological assets	19	41,204	31,911
Cost of agricultural produce sold and direct agricultural selling expenses	20	(41,204)	(31,911)
Initial recognition and changes in fair value of biological assets and agricultural produce		27,109	58,458
Changes in net realizable value of agricultural produce after harvest		2,949	2,620

Gross Profit from Agricultural Activities		30,058	61,078

Margin on Manufacturing and Agricultural Activities Before Operating Expenses		43,534	65,475

General and administrative expenses	20	(13,206)	(17,307)
Selling expenses	20	(13,238)	(5,870)
Other operating loss, net	22	(7,695)	(5,696)
Share of loss in joint ventures		(233)	—

Gain from Operations Before Financing and Taxation		9,162	36,602

Finance income	23	5,580	3,423
Finance costs	23	(9,799)	(15,308)

Financial results, net	23	(4,219)	(11,885)

Gain Before Income Tax		4,943	24,717

Income tax charge	16	(3,685)	(9,356)

Gain for the Period		1,258	15,361

Attributable to:
Equity holders of the parent		1,243	15,083
Non controlling interest		15	278

Earnings per share for loss attributable to the equity holders of the parent during the period:
Basic		0.0103	0.1410
Diluted		0.0102	0.1404

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Comprehensive Income

for the three-month periods ended March 31, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	March 31, 2012	March 31, 2011
	(unaudited)	(unaudited)

Gain for the period	1,258	15,361
Other comprehensive income:
Exchange differences on translating foreign operations	15,969	9,550

Other comprehensive income for the period	15,969	9,550

Total comprehensive income for the period	17,227	24,911

Attributable to:
Equity holders of the parent	17,087	24,433
Non controlling interest	140	478

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the three-month periods ended March 31, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

			Attributable to equity holders of the parent
	Share Capital (Note 12)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2011	120,000	563,343	11,273	13,659	—	—	257	708,532	14,570	723,102
Profit for the year	—	—	—	—	—	—	15,083	15,083	278	15,361
Other comprehensive income for the year	—	—	9,350	—	—	—	—	9,350	200	9,550

Total comprehensive income for the period	—	—	9,350	—	—	—	15,083	24,433	478	24,911
Net proceeds from IPO and Private placement (See Note 12)	60,104	362,073	—	—	—	—	—	422,177	—	422,177
Value of employee services	—	—	—	342	—	—	—	342	7	349

Balance at March 31, 2011 (unaudited)	180,104	925,416	20,623	14,001	—	—	15,340	1,155,484	15,055	1,170,539

Balance at January 1, 2012	180,800	926,005	(99,202)	15,306	(526)	(4)	57,497	1,079,876	14,993	1,094,869
Profit for the year	—	—	—	—	—	—	1,243	1,243	15	1,258
Other comprehensive income for the year	—	—	15,844	—	—	—	—	15,844	125	15,969

Total comprehensive income for the period	—	—	15,844	—	—	—	1,243	17,087	140	17,227
Employee share options (Note 13):
- Value of employee services	—	—	—	79	—	—	—	79	1	80
- Exercised	49	263	—	(93)	—	—	—	219	(2)	217
- Forfeited	—	—	—	(16)	—	—	16	—	—	—
Restricted shares (Note 13):
- Value of employee services	—	—	—	635	—	—	—	635	5	640
- Forfeited	—	—	—	—	1	(1)	—	—	—	—
Acquisition of non controlling interest (Note 12)	1,045	5,563	(1,228)	189	(6)	—	711	6,274	(6,274)	—

Balance at March 31, 2012 (unaudited)	181,894	931,831	(84,586)	16,100	(531)	(5)	59,467	1,104,170	8,863	1,113,033

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the three-month periods ended March 31, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2012	March 31, 2011
		(unaudited)	(unaudited)
Cash flows from operating activities:

Gain for the period		1,258	15,361
Adjustments for:
Income tax loss	16	3,685	9,356
Depreciation	20	3,805	4,192
Amortization	7	94	92
Gain from disposal of other property items	22	(561)	(218)
Equity settled share-based compensation granted	21	720	349
Loss from derivative financial instruments and forwards	22, 23	7,113	4,387
Interest and other expense, net	23	2,505	7,648
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(23,497)	(49,668)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(793)	(210)
Provision and allowances		1,878	5,232
Share of loss from joint venture		233	—
Foreign exchange gains, net	23	1,753	1,484

Subtotal		(1,807)	(1,995)
Changes in operating assets and liabilities:
(Increase) Decrease in trade and other receivables		(13,527)	1,528
Decrease (Increase) in inventories		12,397	(39,614)
Decrease in biological assets		731	21,683
(Increase) Decrease in other assets		(99)	1
Decrease (Increase) in derivative financial		679	(9,287)
Increase in trade and other payables		22,695	2,982
Increase in payroll and social security liabilities		2,665	1,104

Net cash used in operating activities before interest and taxes paid		23,734	(23,598)
Income tax paid		(2,804)	(3,282)

Net cash generated from (used in) operating activities		20,930	(26,880)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the three-month periods ended March 31, 2012 and 2011 (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2012	March 31, 2011
		(unaudited)	(unaudited)
Cash flows from investing activities:

Purchases of property, plant and equipment		(75,836)	(7,121)
Purchases of intangible assets	7	(13)	(1)
Purchase of cattle and non current biological assets planting cost		(26,736)	(15,081)
Interest received	23	4,466	601
Payment of seller financing arising on subsidiaries acquired		(6,807)
Proceeds from sale of property, plant and equipment		836	278

Net cash used in investing activities		(104,090)	(21,324)

Cash flows from financing activities:
Net proceeds from IPO and Private placement	12	—	422,177
Proceeds from equity settled share-based compensation exercised		218	—
Proceeds from long-term borrowings		20,418	7,500
Payments of long-term borrowings		(1,205)	(5,395)
Net increase in short-term borrowings		18,134	10,928
Interest paid		(6,292)	(6,988)

Net cash generated from financing activities		31,273	428,222

Net (decrease)/ increase in cash and cash equivalents		(51,887)	380,018

Cash and cash equivalents at beginning of period		330,546	70,269
Effect of exchange rate changes on cash and cash equivalents		4,251	959

Cash and cash equivalents at end of period		282,910	451,246

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the “Company” or “Adecoagro”) is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation. Farming is further comprised of five reportable segments, which are described in detail in Note 5 to these condensed consolidated interim financial statements. The address of its registered office is 13-15 Avenue de la Liberté, L-1931, Luxembourg.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on May 15, 2012.

2.	Basis of preparation

The information presented in the accompanying interim three-month condensed consolidated financial statements is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of March 31, 2012, results of operations and cash flows for the three months ended March 31, 2012 and 2011. All such adjustments are of a normal recurring nature. In preparing the accompanying condensed consolidated interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results. These condensed consolidated interim financial statements follow the same accounting policies and methods of their application as the Group’s audited December 31, 2011 annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the audited financial statements of the Group as of that date.

These condensed consolidated interim financial information as of March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011 have been prepared in accordance with IAS 34, ‘Interim financial reporting’. The annual financial statements for the year ended December 31, 2011 have been prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). The condensed consolidated interim financial statements are presented in United States Dollars.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 2.1 to the annual financial statements. None of those standards became effective for the Group in the three-month period ended March 31, 2012.

During the three months ended March 31, 2012, the IASB did not publish new standards that would have a material impact on the Group when they become effective.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation (continued)

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and June, with the exception of wheat, which is harvested from December to January. Coffee and cotton are different in that while both are typically harvested from June to August, they require a conditioning process which takes about two to three months. Sales in other business segments, such as in Cattle and Dairy business segments, tend to be more stable. However, the raising of cattle and sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins April/May and ends in November/December. This creates fluctuations in sugarcane inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in the results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

3.	Financial risk management

Risk management principles and processes

The Group continues to be exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group’s risks and the Group’s approach to the identification, assessment and mitigation of risks is included in Note 3 to the annual financial statements. There have been no changes to the Group’s exposure and risk management principles and processes since December 31, 2011 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group’s interim results for the three months ended March 31, 2012. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) at March 31, 2012 (all amounts are shown in US dollars):

	March 31, 2012
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
	(unaudited)
Fixed rate:
Argentine Peso	(3,362)	—	—	(3,362)
Brazilian Reais	—	(65,883)	—	(65,883)
Uruguayan Peso	—	—	(7)	(7)
US Dollar	(75,572)	—	(1,454)	(77,026)

Subtotal Fixed-rate borrowings	(78,934)	(65,883)	(1,461)	(146,278)

Variable rate:
Brazilian Reais	—	(114,114)	—	(114,114)
US Dollar	(59,974)	(85,141)	—	(145,115)

Subtotal Variable-rate borrowings	(59,974)	(199,255)	—	(259,229)

Total borrowings as per analysis	(138,908)	(265,138)	(1,461)	(405,507)

Finance leases	(906)	(118)	—	(1,024)

Total borrowings at March 31, 2012	(139,814)	(265,256)	(1,461)	(406,531)

At March 31, 2012, if interest rates on floating-rate borrowings had been 1 % higher (or lower) with all other variables held constant, Gain Before Income Tax for the period would decrease as follows:

	March 31, 2012
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
	(unaudited)
Variable rate:
Brazilian Reais	—	(1,141)	—	(1,141)
US Dollar	(600)	(851)	—	(1,451)

Total effects on Gain Before Income Tax	(600)	(1,992)	—	(2,592)

•	Credit risk

As of March 31, 2012, 5 banks accounted for more than 86% of the total cash deposited (HSBC, Rabobank, Banco Do Brasil, Itau and ABC Brasil).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of March 31, 2012:

•	Futures / Options

As of March 31, 2012

	March 31, 2012
Type of derivative contract	Tons	Notional amount	Market Value Asset/ (Liability)	(Loss)/ Gain (*)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	13	2	52	52
Soybean	54	21	(1,989)	(2,086)
Wheat	1	0.2	5	(2)
Cotton	3	4,945	193	190
Sugar	161	75,947	1,145	(6,564)
Ethanol	21	13,207	(330)	(386)
Coffee	2	2,346	1,805	2,100
Options:
Buy put
Corn	88	788	9	(345)
Soybean	0.2	1	0.1	(1)
Sugar	27	570	(388)	326
Wheat	51	1,784	549	(481)
Sell call
Corn	2	(17)	(18)	1
Soybean	1	9	(2)	(5)
Sugar	51	1,784	(1,456)	182
Wheat	27	600	508	101

Total	502	101,987	83	(6,918)

(*)	Included in line “Gain from commodity derivative financial instruments” of Note 22.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

Additionally the Group has a floating-to-fixed interest rate swap and several currency forward contracts. There have been no significant changes to these contracts since December 31, 2011.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments

The Group’s critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2011 described in Note 4.

5.	Segment information

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

1.	The Group’s ‘Farming’ is further comprised of five reportable segments: Crops, Rice, Dairy, Coffee and Cattle.

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the condensed consolidated interim financial statements. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the three-month period ended March 31, 2012 (unaudited)

	Farming						Sugar,
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal	ethanol and energy	Land transformation	Corporate	Total
Sales of manufactured products and services rendered	240	20,252	—	—	1,171	21,663	45,615	—	—	67,278
Cost of manufactured products sold and services rendered	—	(18,983)	—	—	(42)	(19,025)	(34,777)	—	—	(53,802)

Gross Profit from Manufacturing Activities	240	1,269	—	—	1,129	2,638	10,838	—	—	13,476

Sales of agricultural produce and biological assets	35,754	5	4,715	461	80	41,015	189	—	—	41,204
Cost of agricultural produce sold and direct agricultural selling expenses	(35,754)	(5)	(4,715)	(461)	(80)	(41,015)	(189)	—	—	(41,204)
Initial recognition and changes in fair value of biological assets and agricultural produce	14,769	3,589	353	(4,234)	(74)	14,403	12,706	—	—	27,109
Changes in net realizable value of agricultural produce after harvest	2,976	—	—	(27)	—	2,949	—	—	—	2,948

Gross Profit/ (Loss) from Agricultural Activities	17,745	3,589	353	(4,261)	(74)	17,352	12,706	—	—	30,058

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	17,985	4,858	353	(4,261)	1,055	19,990	23,544	—	—	43,534

General and administrative expenses	(1,083)	(1,032)	(215)	(231)	(17)	(2,578)	(4,660)	—	(5,968)	(13,206)
Selling expenses	(1,241)	(4,248)	(64)	(77)	(9)	(5,639)	(7,589)	—	(10)	(13,238)
Other operating loss, net	(4,138)	282	—	1,918	(12)	(1,950)	(5,610)	—	(135)	(7,695)
Share of loss of joint ventures	—	—	(233)	—	—	(233)	—	—	—	(233)

Profit/ (Loss) from Operations Before Financing and Taxation	11,523	(140)	(159)	(2,651)	1,017	9,590	5,685	—	(6,113)	9,162

Depreciation and amortization	434	975	212	156	59	1,836	2,063	—	—	3,899
Initial recognition and changes in fair value of biological assets (unrealized)	11,125	541	159	(1,088)	—	10,737	12,494	—	—	23,231
Initial recognition and changes in fair value of agricultural produce (unrealized)	795	2,405	—	(3,146)	—	54	212	—	—	266
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	2,849	643	194	—	(74)	3,612	—	—	—	3,612
Changes in net realizable value of agricultural produce after harvest (unrealized)	793	—	—	—	—	793	—	—	—	793
Changes in net realizable value of agricultural produce after harvest (realized)	2,183	—	—	(27)	—	2,156	—	—	—	2,156

Property, plant and equipment, net	234,636	48,354	11,618	23,281	20,612	338,501	503,060	—	—	841,561
Investment property	9,225	—	—	—	18,180	27,405	—	—	—	27,405
Goodwill	14,214	6,304	—	1,019	1,180	22,717	11,984	—	—	34,701
Biological assets	54,979	4,263	9,493	17,892	1,493	88,120	204,520	—	—	292,640
Investment in joint ventures	—	—	4,091	—	—	4,091	—	—	—	4,091
Inventories	25,042	40,104	2,418	741	42	68,347	18,833	—	—	87,180

Total segment assets	338,096	99,025	27,620	42,933	41,507	549,181	738,397	—	—	1,287,578

Borrowings	83,315	55,925	13,981	14,981	—	168,202	238,329	—	—	406,531

Total segment liabilities	83,315	55,925	13,981	14,981	—	168,202	238,329	—	—	406,531

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the three-month period ended March 31, 2011 (unaudited)

	Farming						Sugar,
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal	ethanol and energy	Land transformation	Corporate	Total
Sales of manufactured products and services rendered	31	15,555	—	713	1,089	17,388	8,953	—	—	26,341
Cost of manufactured products sold and services rendered	—	(14,594)	—	(629)	—	(15,223)	(6,721)	—	—	(21,944)

Gross Profit from Manufacturing Activities	31	961	—	84	1,089	2,165	2,232	—	—	4,397

Sales of agricultural produce and biological assets	25,740	25	4,443	1,456	247	31,911	—	—	—	31,911
Cost of agricultural produce sold and direct agricultural selling expenses	(25,740)	(25)	(4,443)	(1,456)	(247)	(31,911)	—	—	—	(31,911)
Initial recognition and changes in fair value of biological assets and agricultural produce	23,759	9,177	2,847	(2,560)	44	33,267	25,191	—	—	58,458
Changes in net realizable value of agricultural produce after harvest	2,933	—	—	(313)	—	2,620	—	—	—	2,620

Gross Profit/ (Loss) from Agricultural Activities	26,692	9,177	2,847	(2,873)	44	35,887	25,191	—	—	61,078

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	26,723	10,138	2,847	(2,789)	1,133	38,052	27,423	—	—	65,475

General and administrative expenses	(2,516)	(3,496)	(680)	(313)	(28)	(7,033)	(5,179)	—	(5,095)	(17,307)
Selling expenses	(259)	(2,599)	(76)	(114)	(12)	(3,060)	(2,810)	—	—	(5,870)
Other operating loss, net	(6,629)	81	—	(549)	—	(7,097)	1,282	—	119	(5,696)

Profit/ (Loss) from Operations Before Financing and Taxation	17,319	4,124	2,091	(3,765)	1,093	20,862	20,716	—	(4,976)	36,602

Depreciation and amortization	357	385	117	118	38	1,015	3,269	—	—	4,284
Initial recognition and changes in fair value of biological assets (unrealized)	19,229	580	1,441	(319)	—	20,931	29,426	—	—	50,357
Initial recognition and changes in fair value of agricultural produce (unrealized)	762	5,025	—	(2,241)	—	3,546	(4,235)	—	—	(689)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	3,768	3,572	1,406	—	44	8,790	—	—	—	8,790
Changes in net realizable value of agricultural produce after harvest (unrealized)	285	—	—	(75)	—	210	—	—	—	210
Changes in net realizable value of agricultural produce after harvest (realized)	2,648	—	—	(238)	—	2,410	—	—	—	2,410

As of December 31, 2011:
Property, plant and equipment, net	209,859	43,781	4,202	25,806	19,568	303,216	451,873	—	—	755,089
Investment property	—	—	—	—	20,852	20,852	—	—	—	20,852
Goodwill	4,892	6,943	—	1,140	316	13,291	13,406	—	—	26,697
Biological assets	46,878	3,292	8,102	22,062	302	80,636	152,284	—	—	232,920
Investment in joint ventures	—	—	6,182	—	—	6,182	—	—	—	6,182
Inventories	28,333	32,449	2,231	2,751	13	65,777	31,217	—	—	96,994

Total segment assets	289,962	86,465	20,717	51,759	41,051	489,954	648,780	—	—	1,138,734

Borrowings	67,170	42,965	10,740	16,072	—	136,947	266,939	—	—	403,886

Total segment liabilities	67,170	42,965	10,740	16,072	—	136,947	266,939	—	—	403,886

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Total segment assets are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture Grupo La Lácteo is allocated to the ‘Dairy’ segment. Therefore, the Group’s share of profit or loss after income taxes and its carrying amount are reported in this segment.

Total segment liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These liabilities are allocated based on the operations of the segment.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in the three-month periods ended March 31, 2012 and 2011 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
Three-month period ended March 31, 2011
Opening net book amount	305,412	245	165,248	239,910	1,602	1,103	38,472	751,992
Exchange differences	(1,587)	(9)	3,391	5,161	32	(20)	202	7,170
Additions	—	—	236	3,150	112	61	3,682	7,241
Transfers	—	—	1,360	2,165	133	—	(3,658)	—
Disposals	—	—	—	(60)	—	—	—	(60)
Reclassification to non-income tax credits (*)	—	—	—	(966)	—	—	—	(966)
Depreciation charge (Note 20)	—	(28)	(2,268)	(7,765)	(142)	(85)	—	(10,288)

Closing net book amount	303,825	208	167,967	241,595	1,737	1,059	38,698	755,089

At March 31, 2011 (unaudited)
Cost	303,825	3,032	196,077	332,392	3,007	2,820	38,698	879,851
Accumulated depreciation	—	(2,824)	(28,110)	(90,797)	(1,270)	(1,761)	—	(124,762)

Net book amount	303,825	208	167,967	241,595	1,737	1,059	38,698	755,089

Three-month period ended March 31, 2012
Opening net book amount	313,685	930	153,617	204,441	1,474	993	84,556	759,696
Exchange differences	(1,411)	(19)	3,372	5,705	37	(19)	1,624	9,289
Additions	—	—	77	13,462	165	1,822	61,813	77,339
Transfers	—	—	1,234	615	—	—	(1,849)	—
Disposals	—	—	—	(272)	(1)	(1)	—	(274)
Reclassification to non-income tax credits (*)	—	—	—	(136)	—	—	(548)	(684)
Depreciation charge (Note 20)	—	(100)	(1,502)	(2,004)	(80)	(119)	—	(3,805)

Closing net book amount	312,274	811	156,798	221,811	1,595	2,676	145,596	841,561

At March 31, 2012 (unaudited)
Cost	312,274	4,049	195,387	339,035	3,556	4,924	145,596	1,004,821
Accumulated depreciation	—	(3,238)	(38,589)	(117,224)	(1,961)	(2,248)	—	(163,260)

Net book amount	312,274	811	156,798	221,811	1,595	2,676	145,596	841,561

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

(*)	Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. The procedure adopted initially was to recognize such credits proportionally to the depreciation of these fixed assets on a monthly basis. During 2009, the Group elected to change the procedure to recognize these federal tax credits separately when the assets is purchased and, as permitted, the tax credits already “embedded” within the cost of the assets were reclassified to tax credit (See Note 9).

An amount of US$ 2,275 and US$ 2,901 of depreciation charges are included in “Cost of manufactured products sold and services rendered” for the three-month periods ended March 31, 2012 and 2011, respectively. An amount of US$ 1,362 and US$ 1,291 of depreciation charges are included in “General and administrative expenses” for the three-month periods ended March 31, 2012 and 2011, respectively. An amount of US$ 168 and US$ nil of depreciation charges are included in “Selling expenses” for the three-month periods ended March 31, 2012 and 2011, respectively. An amount of US$ nil and 6,096 of depreciation charge were not charged in the result of the period and were capitalized in “Inventories”.

As of March 31, 2012, borrowing costs of US$ 1,502 (March 31, 2011: US$ 120) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 325,862 as of March 31, 2012.

As of March 31, 2012 included within property, plant and equipment balances are US$ 1.207 related to the net book value of assets under finance leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.	Intangible assets

Changes in the Group’s intangible assets in the three-month periods ended March 31, 2012 and 2011 were as follows:

	Goodwill	Trademarks	Software	Total
Three-month period ended March 31, 2011
Opening net book amount	26,494	1,884	275	28,653
Exchange differences	203	14	7	224
Additions	—	—	1	1
Amortization charge (i) (20)	—	(53)	(39)	(92)

Closing net book amount	26,697	1,845	244	28,786

At March 31, 2011 (unaudited)
Cost	26,697	2,787	675	30,159
Accumulated amortization	—	(942)	(431)	(1,373)

Net book amount	26,697	1,845	244	28,786

Three-month period ended March 31, 2012
Opening net book amount	34,886	1,592	277	36,755
Exchange differences	(185)	13	9	(163)
Additions	—	—	13	13
Amortization charge (ii) (Note 20)	—	(47)	(47)	(94)

Closing net book amount	34,701	1,558	252	36,511

At March 31, 2012 (unaudited)
Cost	34,701	2,680	840	38,221
Accumulated amortization	—	(1,122)	(588)	(1,710)

Net book amount	34,701	1,558	252	36,511

(i)	For the three-month period ended March 31, 2012 an amount of US$ 47 and US$ 47 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.
(ii)	For the three-month period ended March 31, 2011 an amount of US$ 39 and US$ 53 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2011.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Biological assets

Changes in the Group’s biological assets in the three-month periods ended March 31, 2012 and 2011 were as follows:

	March 31, 2012	March 31, 2011
	(unaudited)	(unaudited)
Beginning of the period	239,600	186,757
Increase due to purchases	294	—
Initial recognition and changes in fair value of biological assets (i)	27,109	58,458
Decrease due to harvest	(58,210)	(60,327)
Decrease due to sales	(445)	(417)
Costs incurred during the period	80,753	45,352
Exchange differences	3,539	3,097

End of the period	292,640	232,920

(i)	Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated ‘Initial recognition and changes in fair value of biological assets’ amounting to US$ 8,751 (gain) for the three-month period ended March 31, 2012 (2011: US$ 25,522 - gain). In 2012, an amount of US$ (12,853) (2011: US$ 34,748) was attributable to price changes, and an amount of US$ 21,604 (2011: US$ (9,226)) was mainly attributable to physical changes.

Biological assets as of March 31, 2012 and December 31, 2011 were as follows:

	March 31, 2012	December 31, 2011
	(unaudited)	(unaudited)
Non-current
Cattle for dairy production	9,493	9,338
Other cattle	1,240	1,341
Sown land – coffee	17,892	18,369
Sown land – sugarcane	204,520	158,925

	233,145	187,973

Current
Other cattle	253	160
Sown land – crops	54,979	28,300
Sown land – rice	4,263	23,167

	59,495	51,627

Total biological assets	292,640	239,600

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Trade and other receivables, net

	March 31, 2012	December 31, 2011
	(unaudited)
Non current
Receivables from related parties (Note 24)	63	63

Trade receivables – net	63	63

Advances to suppliers	4,846	2,719
Income tax credits	3,643	3,682
Non-income tax credits (i)	10,245	6,988
Cash collateral	1,540	1,469
Other receivables	831	824

Non current portion	21,168	15,746

Current
Trade receivables	32,366	38,178
Receivables from related parties (Note 24)	5,276	4,846
Less: Allowance for trade receivables	(1,765)	(1,622)

Trade receivables – net	35,877	41,402

Prepaid expenses	20,499	12,102
Advances to suppliers	15,952	11,872
Income tax credits	3,606	2,522
Non-income tax credits (i)	47,473	45,659
Cash collateral	1,294	1,792
Receivable from disposal of farmland	18,311	18,090
Other receivables	4,836	7,743

Subtotal	111,971	99,779

Current portion	147,848	141,181

Total trade and other receivables, net	169,016	156,927

(i)	Includes US$ 684 and US$ 3,021 reclassified from property, plant and equipment as of March 31, 2012 and December 31, 2011 respectively.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Trade and other receivables, net (continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	March 31, 2012	December 31, 2011
	(unaudited)

Currency
US Dollar	47,518	51,338
Argentine Peso	53,595	42,163
Uruguayan Peso	994	803
Brazilian Reais	66,909	62,622

	169,016	156,927

As of March 31, 2012 trade receivables of US$ 7,072 (December 31, 2011: US$ 18,938) were past due but not impaired. The ageing analysis of these receivables is as follows:

	March 31, 2012	December 31, 2011
	(unaudited)
Up to 3 months	5,498	17,996
3 to 6 months	1,513	914
Over 6 months	61	28

	7,072	18,938

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group holds mortgages as collateral for the sale of La Macarena and La Alegría farmlands.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Inventories

	March 31, 2012	December 31, 2011
	(unaudited)
Raw materials	25,865	31,539
Finished goods	60,929	60,067
Stocks held by third parties	373	4,528
Others	13	13

	87,180	96,147

The cost of inventories recognized as expense are included in ‘Cost of manufactured products sold and services rendered’ amounted to US$ 35,179 for the three-month periods ended March 31, 2012. The cost of inventories recognized as expense and included in ‘Cost of agricultural produce sold and direct agricultural selling expenses’ amounted to US$ 32,245 for the three-month periods ended March 31, 2012.

11.	Cash and cash equivalents

	March 31, 2012	December 31, 2011
	(unaudited)
Cash at bank and on hand	185,963	238,902
Short-term bank deposits	96,947	91,644

	282,910	330,546

12.	Shareholders’ contributions

	Number of shares (thousands)	Share capital and share premium
At January 1, 2011 (1)	80,000	683,343
Issue of shares on January 28, 2011 (2)	40,069	422,177
At March 31, 2011	120,069	1,105,520

At January 1, 2012	120,533	1,106,805
Employee share options exercised (Note 13)	32	312
Exchange of shares	697	6,608
At March 31, 2012	121,262	1,113,725

(1)	The Extraordinary General Meeting of Adecoagro’s shareholders held on January 24, 2011 approved the reverse split of Adecoagro’s common shares, changing the nominal value of Adecoagro’s common shares from US$ 1 to US$ 1.5. Therefore, Adecoagro reduced total shares outstanding as of that date from 119,999,997 shares to 79,999,985 shares.
(2)	Initial Public Offering and private placement

On January 28, 2011 the Company successfully completed an initial public offering of its shares in the New York Stock Exchange. The Company issued 28,405,925 shares, at a price of US$ 11 per share. In addition, on February 11, 2010, the Company issued 4,285,714 shares as a consequence of the over-alloment option exercised by the underwriters of the initial public offering, raising an overall amount of approximately US$ 359 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Shareholders’ contributions (continued)

On January 28, 2011, Adecoagro’s also issued and sold to Al Gharrafa Investment Company 7,377,598 common shares at a purchase price per share of US$ 10,65, which is equal to the price per common share paid by the underwriters acting in the initial public offering of the Company. This transaction was conditioned upon, and closed immediately after, the closing of the initial public offering of the Company. Consequently the Company raised US$ 79 million.

The Company intends to use these funds to finance part of the construction costs of Ivinhema (sugar and ethanol mill in Brazil) and for potential investments in the acquisition of farmland and capital expenditures required in the expansion of the farming business.

The related transaction costs totaling US$ 15 million have been netted off with the deemed proceeds, on the Share premium issued.

During March, 2012, the Company issued 696,618 shares to certain limited partners of International Farmland Holdings LP (“IFH”) in exchange for their residual interest, totaling 0.57230% interest in IFH thereby increasing its interest in IFH to 99.2%.

13.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

For the three-month periods ended March 31, 2012 and 2011 the Group incurred US$ 0.8 million and US$ 0.3 million respectively, related to the options granted under the Option Schemes.

The fair value of the Option Schemes was measured at the date of grant using the Black-Scholes valuation technique. This valuation model takes into account factors such as non transferability, expected volatility, exercise restrictions and behavioral considerations.

Key grant-date fair value and other assumptions under the Option Schemes are detailed below:

Grant Date	Jan 2009	Nov 2009	Jan 2010	Jan 2010	Jun 2010	Sep 2010	Sep 2010

Expected volatility	21%	22%	22%	22%	22%	22%	22%
Expected life	6.5	6.5	6.5	6.5	6.5	6.5	6.5
Risk free rate	1.85%	2.31%	2.34%	2.34%	1.79%	1.41%	1.41%
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%
Fair value per option	$3.52	$3.78	$3.62	$3.38	$3.17	$3.05	$3.28
Possibility of ceasing employment before vesting	0.16%	0.46%	0.46%	0.46%	0.67%	0.76%	0.76%
Exercise price	$13.40	$13.40	$12.82	$13.40	$13.40	$13.40	$12.82

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Equity-settled share-based payments (continued)

Since the Group’s shares are not publicly traded expected volatility was determined by calculating the historical volatility of share prices of comparable entities in representative stock markets. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under plans are as follows:

2004 Incentive Option Plan

	March 31, 2012		March 31, 2011
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)

At January 1	6.68	2,134	6.67	2,176
Granted	—	—	—	—
Forfeited	—	—	—	—
Exercised	6.71	(32)	—	—
Expired	—	—	—	—

At March 31	6.68	2,101	6.67	2,176

2007/2008 Equity Incentive Plan

	March 31, 2012		March 31, 2011
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)

At January 1	13.06	2,038	13.05	2,113
Granted	—	—	—	—
Forfeited	13.17	(9)	12.82	(46)
Exercised	—	—	—	—
Expired	—	—	—	—

At March 31	13.06	2,029	13.05	2,067

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Equity-settled share-based payments (continued)

Options outstanding under the plans have the following expiry date and exercise prices:

2004 Incentive Option Plan

	Exercise price per share
		Shares (in thousands)
Expiry date:		March 31, 2012	March 31, 2011
May 1, 2014	5.83	674	674
May 1, 2015	5.83	553	556
May 1, 2016	5.83	173	229
February 16, 2016	7.11	110	110
October 1, 2016	8.62	592	607

2007/2008 Equity Incentive Plan

	Exercise price per share
		Shares (in thousands)
Expiry date:		March 31, 2012	March 31, 2011
Dec 1, 2017	12.82	1,149	1,151
Jan 30, 2019	13.40	687	700
Nov 1, 2019	13.40	13	18
Jan 30, 2020	12.82	28	35
Jan 30, 2020	13.40	71	81
Jun 30, 2020	13.40	22	22
Sep 1, 2020	13.40	44	44
Sep 1, 2020	12.82	15	15

The following table shows the exercisable shares at year end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
March 31, 2012	3,841
March 31, 2011	3,423

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Equity-settled share-based payments (continued)

(b)	Restricted Share and Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011 and is administered by the Compensation Committee of the Company. Awards under this plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit issued. For the Restricted Share Plan there are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share shall not be converted into common shares and the participant shall cease for all purposes to be a shareholder with respect to such shares.

On July 18, 2011, the Group issued and registered 427,293 restricted shares with a nominal value of US$ 1.5 which were granted under the Restricted Share Plan. While the restricted shares are not vested, they are recognized in “Other reserves”. Once they are vested, the reserve is reversed and a share premium is recognized.

The restricted shares under the Restricted Share and Restricted Stock Unit Plan were measured at fair value at the date of grant.

As March 31, 2012, the Group recognized compensation expense US$ 0.6 million related to the restricted shares granted under the Restricted Share and Restricted Stock Unit Plan.

Key grant-date fair value and other assumptions under the Restricted Share and Restricted Stock Unit Plan are detailed below:

Grant Date	Apr 1, 2011	Apr 1, 2011	May 13, 2011
Fair value	12.69	12.69	12.36
Possibility of ceasing employment before vesting	5%	10%	0%

Movements in the number of restricted shares outstanding under the Restricted Share and Restricted Stock Unit Plan are as follows:

Restricted shares (thousands)
2012
At January 1, 2012	356
Granted	—
Forfeited	(1)
Exercised	—

At March 31, 2012	355

On March 27, 2012, the Board of Directors of the Company approved the award of 471 thousand restricted stock units under the Adecoagro’s Restricted Share and Restricted Stock Unit Plan as compensation to senior and medium management and key employees. During April 2012, 316 thousand restricted stock units were granted out of this award.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Trade and other payables

	March 31, 2012	December 31, 2011
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (i)	3,646	3,646
Taxes payable	1,824	1,547
Other payables	870	885
Escrows arising on business combinations	2,376	2,340

	8,716	8,418

Current
Trade payables	87,651	68,672
Payable from acquisition of subsidiary	26,156	35,730
Advances from customers	4,134	1,721
Amounts due to related parties (Note 24)	239	318
Taxes payable	4,536	4,989
Other payables	3,643	2,590

	126,359	114,020

Total trade and other payables	135,075	122,438

(i)	These trades payable are mainly collateralized by property, plant and equipment of the Group.

15.	Borrowings

	March 31, 2012	December 31, 2011
	(unaudited)
Non-current
Syndicated loan (*)	10,000	10,000
BNDES loan (*)	51,422	52,627
IDB facility (*)	71,447	69,401
Brazil Loan (*)	35,216	23,070
Other bank borrowings	54,455	48,232
Obligations under finance leases	654	79

	223,194	203,409

Current
Bank overdrafts	3,856	6,735
Syndicated loan (*)	10,280	10,112
BNDES loan (*)	10,664	10,396
IDB facility (*)	7,895	8,349
Brazil Loan (*)	4,110	2,836
Other bank borrowings	146,162	118,749
Obligations under finance leases	370	119

	183,337	157,296

Total borrowings	406,531	360,705

(*)	The Group was in compliance with the related covenants under the respective loan agreements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Borrowings (continued)

As of March 31, 2012, total bank borrowings include collateralized liabilities of US$ 343,509 (December 31, 2011: US$ 297,472). These loans are mainly collateralized by property, plant and equipment and shares of certain subsidiaries of the Group.

The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	March 31, 2012	December 31, 2011
	(unaudited)
Fixed rate:
Less than 1 year	69,533	70,007
Between 1 and 2 years	23,860	25,554
Between 2 and 3 years	13,028	12,426
Between 3 and 4 years	9,659	8,902
Between 4 and 5 years	8,037	7,551
More than 5 years	22,161	22,866

	146,278	147,306

Variable rate:
Less than 1 year	113,434	87,170
Between 1 and 2 years	41,781	40,353
Between 2 and 3 years	36,327	24,756
Between 3 and 4 years	30,170	23,507
Between 4 and 5 years	26,351	23,369
More than 5 years	11,166	14,046

	259,229	213,201

	405,507	360,507

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	March 31, 2012	December 31, 2011
	(unaudited)
Currency
Argentine Peso	4,268	6,739
US Dollar	222,141	199,657
Uruguayan Peso	7	—
Brazilian Reais	180,115	154,309

	406,531	360,705

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	March 31, 2012	March 31, 2011
	(unaudited)	(unaudited)
Current income tax	(416)	(2,723)
Deferred income tax	(3,269)	(6,633)

Income tax (charge) / benefit	(3,685)	(9,356)

There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2011.

The gross movement on the deferred income tax account is as follows:

	March 31, 2012	March 31, 2011
	(unaudited)	(unaudited)
Beginning of period	55,908	44,032
Exchange differences	(2,453)	(3,036)
Income tax charge / (benefit)	3,269	6,633

End of period	56,724	47,629

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	March 31, 2012	March 31, 2011
	(unaudited)	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	2,267	9,800
Non-deductible items	336	228
Unused tax losses, net	408	901
Others	674	(1,573)

Income tax charge	3,685	9,356

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Payroll and social security liabilities

	March 31, 2012	December 31, 2011
	(unaudited)
Non-current
Social security payable	1,453	1,431

	1,453	1,431

Current
Salaries payable	5,651	3,174
Social security payable	2,546	2,758
Provision for vacations	6,416	7,100
Provision for bonuses	4,993	3,978

	19,606	17,010

Total payroll and social security liabilities	21,059	18,441

18.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2011, except for the increase in provision for onerous contracts as of March 31, 2012 for a total amount of US$ 1,750.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19.	Sales

	March 31, 2012	March 31, 2011
	(unaudited)	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	31,684	3,510
Sugar	12,560	5,232
Rice	19,909	15,431
Energy	1,370	161
Operating leases	1,389	1,089
Coffee	—	713
Services	353	155
Others	13	50

	67,278	26,341

Sales of agricultural produce and biological assets:
Soybean	4,129	3,925
Cattle for dairy production	372	373
Other cattle	73	247
Corn	11,847	12,917
Cotton	2,314	—
Milk	4,343	4,070
Wheat	11,185	3,962
Coffee	461	1,456
Sunflower	3,426	3,800
Barley	2,837	449
Seeds	5	19
Sorghum	—	571
Others	212	122

	41,204	31,911

Total sales	108,482	58,252

Commitments to sell commodities at a future date

The Group entered into contracts to sell non financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 16.0 million as of March 31, 2012 (2011: US$ 122.6 million) comprised primarily of 20,626 tons of sugar (US$ 11.19 million), 5,628 tons of soybean (U$S 2,4 million) and 2,135 tons of cotton (U$S 2.4 million) which expire between June 2012 and December 2012.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.	Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	March 31, 2012	March 31, 2011
	(unaudited)	(unaudited)
Cost of agricultural produce and biological assets sold	37,040	28,191
Raw materials and consumables used in manufacturing activities	29,345	14,340
Services	5,872	2,189
Salaries and social security expenses (Note 21)	19,033	11,157
Depreciation and amortization	3,899	4,284
Taxes (*)	671	2,197
Maintenance and repairs	7,369	2,905
Lease expense and similar arrangements (**)	1,152	535
Freights	2,632	3,282
Export taxes / selling taxes	5,848	2,197
Fuel and lubricants	1,901	874
Others	6,688	4,881

Total expenses by nature	121,450	77,032

(*)	Excludes export taxes and selling taxes.
(**)	Relates to various cancellable operating lease agreements for office and machinery equipment.

For the three-month period ended March 31, 2012, an amount of US$ 53,802 is included as “cost of manufactured products sold and services rendered” (March 31, 2011: US$ 21,944); an amount of US$ 41,204 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (March 31, 2011: US$ 31,911); an amount of US$ 13,206 is included in “general and administrative expenses” (March 31, 2011: US$ 17,307); and an amount of US$ 13,238 is included in “selling expenses” as described above (March 31, 2011: US$ 5,870).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Salaries and social security expenses

	March 31, 2012	March 31, 2011
	(unaudited)	(unaudited)
Wages and salaries	13,853	8,968
Social security costs	4,460	1,840
Equity-settled share-based compensation	720	349

	19,033	11,157

Number of employees	6,044	5,529

22.	Other operating loss, net

	March 31, 2012	March 31, 2011
	(unaudited)	(unaudited)
(Loss) /gain from commodity derivative financial instruments	(6,195)	1,486
Loss from onerous contracts – forwards	(1,571)	(7,344)
Gain from disposal of other property items	561	218
Others	(490)	(56)

	(7,695)	(5,696)

23.	Financial results, net

	March 31, 2012	March 31, 2011
	(unaudited)	(unaudited)
Finance income:
- Interest income	4,466	601
- Gain from interest rate/foreign exchange rate derivative financial instruments	653	1,471
- Other income	461	1,351

Finance income	5,580	3,423

Finance costs:
- Interest expense	(5,974)	(9,417)
- Foreign exchange losses, net	(1,753)	(1,484)
- Taxes	(614)	(441)
- Other expenses	(1,458)	(3,966)

Finance costs	(9,799)	(15,308)

Total financial results, net	(4,219)	(11,885)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income		Balance receivable (payable)
			March 31, 2012	March 31, 2011	March 31, 2012	December 31, 2011
			(unaudited)	(unaudited)	(unaudited)
Grupo La Lácteo	Joint venture	Sales of goods	2,473	4,070	—	—
		Purchases of goods	(52)	—	—	—
		Interest income	62	—	—	—
		Receivables from related parties (Note 9)	—	—	5,339	4,909
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas	(i)	Cost of manufactured products sold and services rendered (ii)	1,195	—	—	—
Agricola Ltda/ Marcelo Weyland Barbosa Vieira/
Paulo Albert Weyland		Payables (Note 14)
Vieira			—	—	(239)	(318)
Ospraie	(i)	Consent fee (iii)	—	(3,000)	—	—

Directors and senior management	Employment	Compensation selected employees	(1,637)	(1,520)	(16,100)	(15,306)

(i)	Shareholder of the Company.
(ii)	Relates to agriculture partnership agreements (“parceria”).
(iii)	One-time cost related to the agreement entered into with Ospraie to waive certain rights following the completion of initial public offering.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.